March 7, 2006

SUBMITTED VIA EDGAR

Ms. Nili   Shah

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re:	American Woodmark Corporation
Form 10-K for the fiscal year ended April 30, 2005 filed July 14, 2005
Commission File No. 0-14798

Dear Ms. Shah:

This letter represents American Woodmark Corporation’s response to your letter dated February 21, 2006. Below please find both the text of your inquiry, as well as our response, which is typed in bold font.

Form 10-K for the fiscal year ended April 30, 2005

Management’s Discussion and Analysis, page 11

Fiscal Year 2005 Compared to Fiscal Year 2004, page 12

1.

We note that gross profit has steadily decreased over the past four fiscal years. It has decreased continually throughout the four quarters of fiscal 2005, continuing into the first two quarters of fiscal 2006. You state that the decrease as of the end of fiscal 2005 is attributable to higher material and freight costs. In all future filings, beginning with your January 31, 2006 Form 10-Q:

•	please describe any known trends or uncertainties that have had or that you reasonably expect will have a material unfavorable impact on revenues or income from continuing operations. If you know of events that will cause a material change in the relationship between costs and revenues, disclose the change in the relationship. Refer to Item 303(a)(3)(ii) of Regulation S-K.

•	please discuss how you will counter the increases in materials and freight costs, and the timeframe associated with your plans. For example, discuss whether such material price increases can be passed through to your customers, or whether there are alternatives to your current carriers and suppliers. We believe such disclosure is necessary for readers to understand the variability in your earnings and to ascertain the likelihood that past performance is indicative of future performance.

Company Response: The Company’s gross margins increased during the first two quarters of fiscal 2005. However, in the second half of fiscal 2005, the Company experienced two difficult operational events that combined to negatively impact margins for the next five quarters that followed, including the third fiscal quarter that ended January 31, 2006. The nature of these two operational events were 1) the impact upon our materials planning system of the fiscal 2005 start-up of two new manufacturing plants, and 2) the transition of a majority of our transportation delivery network in the fourth quarter of fiscal 2005.

The Company has discussed the impact of these two operational events in the quarterly press releases that have been filed on Form 8-K and conference calls that followed these press releases, as well as the Form 10-K filed for fiscal year 2005. The Company intends to include greater discussion of such events, their impact and the Company’s strategies to deal with them in the quarterly Management’s Discussion and Analysis beginning with the January 31, 2006 Form 10-Q in the sections entitled “Gross Profit” and “Outlook.”

Ms. Nili  Shah

March 7, 2006

2.

We note in the Form 8-K filed August 24, 2005, that you state that you have resolved your significant operating difficulties and expect gross profit to show sequential improvement throughout the remainder of the fiscal year. Given that this press release addresses the first quarter of fiscal 2006 and that material, transportation, labor and overhead costs are still increasing as of the end of the second quarter of fiscal 2006, please explain to us the nature of these operating difficulties and your basis for this statement. In particular, please help us understand whether your gross profit had, in fact, increased for the first three weeks of the second quarter of fiscal 2006, as compared to the previous quarter. If not, please tell us the basis for your expectations in light of any continued declines in gross profit through August 24. 2005, the date you filed your Form 8-K.

Further, in future filings, when your actual results differ from your expectations, please disclose, in greater detail, the basis for your expectations and the reasons that actual results differed, so that readers can obtain an accurate understanding of the Company’s operating results at that particular time.

Company Response: The significant operating difficulties noted in the August 24, 2005 Form 8-K were the result of the operational events described above. As of the August 24, 2005 press release, both issues had been essentially resolved. The material flows issue had been corrected, and the logistical issues, related to the transition of carriers, had been rectified by the end of the first fiscal quarter with resultant backorder issues declining to more normal levels. While we do not measure gross profit on a weekly basis, the improvement in these categories led us to expect higher gross margin levels for the second quarter.

However, as the second quarter progressed, the Company realized sales volumes at the lower end of the expected range due to the temporary loss of business in regions where the operational and logistical issues had been most acute. Labor and manufacturing overhead expenses, therefore, rose as a percentage of sales and were higher than expected, due to the relatively higher excess capacity and labor inefficiency. Unexpectedly, diesel fuel prices rose to historically unprecedented levels, which also led to higher freight costs as a percentage of sales.

As requested by the SEC staff, the Company intends to provide the rationale for the basis of expectations and differences encountered with actual results in all future filings beginning with the January 31, 2006 Form 10-Q in the sections entitled “Overview”, “Gross Profit” and “Outlook.”

3.

You state under your discussion of gross profit that in order to avoid significant proposed rate increases in freight costs that you changed several of your carriers in fiscal 2005. You also state in your critical accounting policies that you estimate the amount of sales based on a lag factor using information from the previous 12 months. Please tell us and disclose in future filings how you estimate the amount of sales that have been transferred to these new third-party carriers, given that you would not have 12 months experience with them.

Company Response: While the Company did transition third party carriers to avoid additional significant rate increases, the majority of the change was to existing carriers who already serviced the Company in other regions of the country or within a particular region on a smaller scale. These existing carriers accounted for 77 percent of the transitioned freight. For new carriers, the Company obtained the shipment and delivery date data and verified its accuracy, thus ensuring a complete and accurate overall estimate.

Ms. Nili  Shah

March 7, 2006

Liquidity and Capital Resources, page 13

4.	In future filings, please revise your table of contractual obligations on page 14 as follows:
•	Include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

•	Present in this table funding contributions to your pension plans for at least the following year and, if known, for subsequent years. Include a footnote to the table that (1) discusses the basis for inclusion or exclusion of these obligations and (2) explicitly states the periods for which no amounts have been included in the table.

•	To the extent that you are in the position of paying cash rather than receiving cash under your interest rate swaps, please disclose estimates of the amounts you will be obligated to pay. In this regard, we note your sole outstanding interest rate swap expires May 31, 2006. Refer to Item 303(a)(5) of Regulation S-K.

Company Response: The Company will revise and include the table of contractual obligations in all future filings, beginning with the January 31, 2006 Form 10-Q.

Critical Accounting Policies, page 16

5.

We note your pension disclosures on page 17 and in Note G, and that your pension liabilities are material to your total liabilities at April 30, 2005. Given the significance of these amounts, please provide a sensitivity analysis such that a reader would understand the impact of a 1% change in the actuarial assumptions used to determine the estimated cost and benefits of your non-contributory defined benefit pension plans. In future filings, include this sensitivity analysis, and disclose material deviations between results based on the assumptions and actual plan performance, and the known material trends and uncertainties relating to the plans, including those caused by these deviations. Refer to Current Accounting and Disclosures Issues in the Division of Corporation Finance, dated December 1, 2005, available at www.sec.gov.

Company Response: The Company, working with its actuarial firm, performs an analysis of pension assets and liabilities annually, during its fourth fiscal quarter. The results of the analysis are used to determine expenses and funding for the coming fiscal year. A sensitivity analysis of a 1% change in the actuarial assumptions will be performed at this time and included in future Form 10-K filings.

Consolidated Statements of Cash Flow, page 22

6.

We note your classification of investment in promotional displays as an investing activity. Based on your descriptions on pages 17 and 24 of your Annual Report, it does not appear that such displays would constitute productive assets. Instead, it appears that these displays represent a form of advertising. Therefore, please tell us your basis in GAAP for classifying these cash outflows in investing activities. Refer to paragraph 15 of SFAS 95.

Company Response: The Company employs promotional displays in retail stores to demonstrate product features, product specifications, quality specifications and serve as a training tool for designers. The Company invests in these long-lived productive assets, whose estimated useful lives are 30 months in duration, to provide these multiple aforementioned benefits. Given the longer-term benefits derived, as well as the multiple benefits these displays provide, the Company believes these investments are quite different from period advertising costs, hence their classification. The Company will endeavor to clarify its description of these assets in future Form 10-K filings.

Ms. Nili  Shah

March 7, 2006

Note I — Commitments and Contingencies, page 33

7.

You state that you are involved in various suits and claims in the normal course of business, including EEOC claims. Please tell us and disclose in future filings the nature of the suits and claims other than the EEOC claims. In addition, you indicate that costs associated with such suits and claims will not have a material adverse affect on your operating results, financial position, or liquidity. Please be advised that a statement that these contingencies are not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would he material to a decision to buy or sell your securities. In that case, you must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible or (b) state that such an estimate cannot be made. Please tell us and revise your disclosures in future filings to address whether you believe that there are reasonably possible material additional losses with regard to suits and claims mentioned. If you conclude such losses are immaterial, please provide us with your quantitative and qualitative considerations of materiality pursuant to SAB 99.

Company Response: The Company is involved in suits and claims in the normal course of business, including product liability and general liability claims, in addition to claims pending before the EEOC. On at least a quarterly basis, the Company consults with its legal counsel to ascertain the reasonable likelihood that such claims may result in a loss. As required by SFAS 5, the Company categorizes the various suits and claims into three categories according to their likelihood for resulting in potential loss; those that are probable (i.e., more likely than not), those that are reasonably possible, and those that are deemed to be remote. The Company accounts for these loss contingencies in accordance with SFAS 5. Where losses are deemed to be probable and estimable, accruals are made. Where losses are deemed to be reasonably possible or remote, a range of loss estimates is determined. Where no loss estimate range can be made, the Company and its counsel perform a worst case estimate. In determining these loss range estimates, the Company considers known values of similar claims and consultation with counsel.

The Company believes that the aggregate range of loss stemming from the various suits and asserted and unasserted claims which were deemed to be either probable or reasonably probable were not material and therefore are not disclosed in the notes to the Company’s consolidated financial statements.

In making these determinations, the Company performs both qualitative and quantitative analyses of its loss contingencies. The Company’s qualitative analysis considers a wide range of potential adverse repercussions, including but not limited to:

1. Potential hindrance of the Company’s ability to transact business with major customers or vendors;
2. Potential for a significant increase in the cost to operate existing assets or necessitate the mandatory discontinued use of existing assets without readily available substitute;
3. Potential prevention of operation of existing facilities because of non-compliance with regulatory requirements;
4. Potential unlawful business practices by its named executive officers; and
5. Potential for some other material issue.

The Company prides itself on its strong internal controls, its business practices and its culture, all of which are intolerant of illegal or unethical behaivor. The Company’s experience regarding loss contingencies over time has been generally favorable.

American Woodmark Corporation, as specifically requested by the Commission, acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Jonathan H. Wolk
Vice President-Finance and Chief Financial Officer